SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. n/a)*

                           VIKING CAPITAL GROUP, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   92676E 20 8
--------------------------------------------------------------------------------

                                 (CUSIP Number)



     G. DAVID HENRY, 2611 KELLIWOOD LAKES DR., KATY, TX 77450, 281-579-0113
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                August 26, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 92676E 20 8                                          Page 2 of 4 Pages



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     G. DAVID HENRY
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     UNITED STATES OF AMERICA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          19,561,723
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    19,561,723
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     19,561,723
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     26.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     Individual
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
CUSIP No. 92676E 20 8                                          Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         The statement relates to the Class A Common Stock, par value $0.001 per share ("Common Stock") issued by Viking Capital Group, Inc., a Utah Corporation (the "Company"), whose principal executive offices are located at 5420 LBJ Freeway, Suite 300 Dallas, TX 75240.
________________________________________________________________________________
Item 2.  Identity and Background.

         This statement is filed by G. David Henry, an individual ("Reporting Person"), whose principal address is 2611 Kelliwood Lakes Dr., Katy, TX 77450. The Reporting Person is a retired individual and is a citizen of the United States.

         The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


         The Reporting Person acquired, for $50,000 cash, 1,250,000 shares of the Company's Class A Common restricted stock, an option to purchase 7,500,000 Class A Common restricted shares(exercisable after 60 days at $0.04 per share, expiring in five years, cancelable if Viking Capital Group, Inc. repays $250,000 of debt owed to Mr. Henry within 60 days), and another option to purchase 2,500,000 Class A Common restricted shares(exercisable after six months at $0.04 per share, expiring in five years). Note that the 2,500,000 share option described  above  is  not  included  in  the  total  share  count  as it is  not exercisable within 60 days. The Reporting Person also loaned the Company $250,000 at the same time in a five year note.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The purpose of the transaction is to provide funds to Viking Capital Group, Inc. to repay some of its debts and to provide working capital in exchange for the purchase of stock and options.
________________________________________________________________________________

Schedule 13D
CUSIP No. 92676E 20 8                                          Page 4 of 4 Pages


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         As  of  the  date  hereof,  the  Reporting  Person   beneficially  owns
19,561,723 shares of the Company's Class A Common stock, comprising approximately 25.0% of the Company, and consisting of 6,506,167 Class A Common shares and options to purchase 13,055,556 shares of Class A Common stock exercisable within 60 days. The percentage used herein is calculated based upon the 60,270,584 shares of Class A Common Stock of the Company stated by the Company as issued and outstanding as of June 30,2004 plus 13,055,556 option shares exercisable within 60 days. The Reporting Person has shared voting and dispositive powers with respect to the entire 19,561,723 shares of Class A Common Stock and Class A Common Stock Options. The Reporting Person has not effected other transactions in the shares of the Class A Common stock during the last sixty days.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         Consent to Joint Filing
________________________________________________________________________________


                                   SIGNATURE



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004
       -----------------
                                        /s/ G. David Henry
                                       -------------------

EXHIBIT 99.1

Consent to Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of them.

Dated September 7, 2004

G. David Henry

By:  /s/ G. David Henry
   -----------------------
Name:  G. David Henry
Title: Individual/spouse

Janet C. Henry

By: /s/ Janet C. Henry
   -----------------------
Name:  Janet C. Henry
Title: Individual/spouse